YUKON-NEVADA GOLD CORP. INTERSECTS 6.1 METERS OF 15 G/T GOLD
AT JERRITT CANYON, NEVADA

Vancouver, BC – July 10, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) has received very encouraging results from three holes, one drilled in the Smith Mine area, another in the Mahala Basin area and the third hole recently drilled in the Alchem zone near the Marlboro Canyon deposit, all at Jerritt Canyon.

The drill hole in the Smith Mine Exploration area shows promise for further expansion and exploration. Reverse circulation drill hole SH-1192A encountered 20 ft (6.1m) at a grade of 0.438 opt (15g/T) gold. This result confirms and offsets, by about 80 ft (24m) to the west, mineralization cut in 2007 by SH-1178A, 30 ft (9.1m) at 0.415 opt (14.2g/T) . This mineralization lies approximately 400 ft (122m) west of the indicated resource and about 1200 ft (366m) west of the current workings in Zone 2 of the Smith Mine. The mineralization in Zone 2 of the Smith mine has largely been dike associated ore within the Hanson Creek formation. The mineralization in these angled drill holes is within the overlying Roberts Mountain formation. The Hanson Creek formation-host environment has not been tested beneath these intercepts.

Results from reverse circulation drill hole USB-068A added to the encouragement in the Mahala Basin. This drill hole intersected high grade gold from 1045 ft (319m) to 1070 ft (326m), 25 ft (7.6m) with an average grade of 0.392 opt (13.43 g/T) gold. The mineralized intercept appears to be in the footwall of what may be the Mahala dike and is approximately 3,000 ft (915m) west along strike of the Zone 4 workings in the Smith Mine. This intercept, lies about 220 ft (67m) SE of drill hole MAH-399 reported in the April 23rd 2008 news release.

A review of historical drilling revealed an area on strike of the Alchem mineralization and near the Marlboro Canyon deposit that has not been drill tested. A fence of reverse circulation drill holes was completed across the strike of the Alchem mineralized trend. NF-964 contained an interval of 25 ft (7.6m) of 0.230 opt (7.88 g/T) at a depth of 900 ft (274m). This drill hole is currently being off-set to the east.

The Alchem and Marlboro Canyon deposits were part of the original reserve at Jerritt Canyon. The Marlboro Canyon deposit produced 1.4 million ounces at a grade of 0.241 opt (8.25 g/T) from an open pit. This target area is undrilled to the east.

The Company’s President and CEO, Graham C. Dickson, commented, “These drill results once again confirm that the Mahala Basin is an extremely prospective area for discovering new gold resources. Also the presence of significant gold values in the previously unexplored part of the Alchem zone will provide another focus for production ready gold resources and reserves.”

Assays from exploration holes reported in this news release were by ALS Chemex, North Vancouver, B.C. and by the Company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s NI 43-101 Technical Report dated May 1st, 2007 and available on www.sedar.com. Intercepts are reported as drilled. A comprehensive table of drill results will be available on www.yukon-nevadagold.com by the end of July 2008.

True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Exploration Manager, Mike Ward, M.Sc., P.Geo., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the development of its late stage development and operating properties. Near term growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.